DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of terms of our common stock, par value $0.01 per share (the “common stock”) is based upon our fifth amended and restated certificate of incorporation (the “Certificate of Incorporation”), our amended and restated bylaws (the “Bylaws”) and applicable portions of the General Corporation Law of the State of Delaware (the “DGCL”). This summary is not complete and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation, the Bylaws and the applicable portions of the DGCL. For a complete description of the terms and provisions of the common stock, refer to the Certificate of Incorporation and Bylaws, which are filed as exhibits to this Annual Report on Form 10-K. We encourage you to read these documents and the applicable portions of the DGCL carefully. Throughout this exhibit, references to “Synacor,” “the Company,” “we,” “us” and “us” refer to Synacor, Inc.

As of December 31, 2019, we had one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Capital Stock

Under our Certificate of Incorporation, our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value 0.01 per share (the “preferred stock”). As of March 3, 2020, we had 39,288,515 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, including in the election of directors; provided, however, that, except as otherwise required by applicable law, holders of common stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote thereon pursuant to the Certificate of Incorporation.

Subject to the rights or preferences of the holders of any outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board”) out of funds legally available.

In the event of our dissolution, liquidation or winding up, after payment or provision for payment of all of our liabilities and any liquidation preference of any outstanding preferred stock, the holders of our common stock are entitled to share ratably in our remaining assets.

Our Certificate of Incorporation and Bylaws provide for a classified board of directors. We have three classes of directors, Class I, Class II and Class III, with each class of directors serving three-year terms that end in successive years. The classes of directors are set in as nearly equal number of directors as reasonably possible. Our Bylaws provide that directors are elected by a plurality of the affirmative votes cast. As a result, the nominees for director receiving the highest number of affirmative votes will be elected. The common stock does not have cumulative voting rights in the election of directors. Our Bylaws provide that, except as otherwise required by applicable law, the Certificate of Incorporation or the Bylaws, all matters, other than the election of directors, are to be decided by a majority of the votes cast affirmatively or negatively.

All shares of outstanding common stock are fully paid and non-assessable. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of our holders of common stock are subject to the rights of the holders of any series of preferred stock that we may designate in the future. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of common stock.

Our common stock is traded on The Nasdaq Global Market under the symbol “SYNC”. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

The Board may issue, from time to time, without further stockholder approval, shares of preferred stock in one or more series, establish the number of shares of preferred stock to be included in each such series and fix the designation, powers, preferences and rights of such shares of preferred stock and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Anti-Takeover Provisions

Certain provisions of the DGCL and our Certificate of Incorporation and Bylaws could have anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if the Board determines that a takeover is not in the best interests of our stockholders.

Election and Removal of Directors

The Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under Certificate of Incorporation and Bylaws, the Board is classified into three classes of directors. Only one class of directors stands for election at each annual meeting, and directors are elected to serve three-year terms. In addition, the Certificate of Incorporation and Bylaws provide that vacancies and newly created directorships on the Board may be filled only by a majority of the directors then serving on the Board (except as otherwise required by applicable law or by resolution of the Board). Under the Certificate of Incorporation and Bylaws, directors may only be removed for cause, and only with the affirmative vote of a majority of the voting interest of stockholders entitled to vote.

Special Stockholder Meetings

Under Certificate of Incorporation and Bylaws, only the chairman of the Board, our chief executive officer and the Board may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. In addition, generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Action by Written Consent Not Permitted

The Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent without a meeting.

No Cumulative Voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. The Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of common stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence the Board’s decision regarding a takeover.

Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Amendment of Provisions in Certificate of Incorporation and Bylaws

The amendment of most of the above provisions in the Certificate of Incorporation and Bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.
These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.